UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[May 9, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [May 9, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to supply another kraftliner board machine to Lee & Man in China
(Helsinki, Finland, May 9, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply another kraftliner board machine to Lee & Man Industries Co. Ltd following an order placed in November 2005. The new 400,000 metric tpy machine — PM 9 at their Hongmei, China mill — will start up during the first quarter of 2007. The order is valued at close to EUR 40 million.
The new Hongmei PM 9 will be a single-supplier delivery from Metso Paper. It will have a wire width of 7,250 mm and a design speed of 1,150 m/min. The delivery also includes Metso Automation’s machine control systems.
The new machine will produce kraftliner board grades to be used by local box plants. The surrounding Guangzhou-Dongguan area forms a massive base for numerous manufacturing companies in various industries.
Lee & Man Paper is one of the largest containerboard producers in China. The company is listed in the Hong Kong Stock Exchange and it owns three containerboard mills in China. The three mills’ combined annual production capacity is over 2 million metric tons. The company also owns waste paper operations in the USA and Europe, as well as an unbleached kraft pulp mill in the USA.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Hannu T Pietilä, Vice President, Sales, Metso Paper, tel. +358 40 503 4085
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 40 530 0778
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.